Exhibit 99.1

Canadian Solar Subsidiary Recurrent Energy Partners in 157 MW Texas Solar Project

GUELPH, Ontario, Canada, November 30, 2015 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced that its wholly owned subsidiary, Recurrent Energy, one of North America’s largest solar project developers, signed a partnership agreement with Southern Power, a subsidiary of Southern Company. The agreement gives Southern Power a controlling interest in the Roserock solar photovoltaic (PV) project in Texas. The 157.5 megawatt (MW)ac/212 MWp project, developed by Recurrent Energy, is now under construction in West Texas.

Under the terms of the agreement, Southern Power will acquire 51% of the equity in the solar generation project. Canadian Solar will retain 49% ownership and contribute its share of the investment required to complete the construction of the project, which the Company has financed through a construction and back-leveraged loan facility with a syndicate of five banks.

Projected to be one of the largest solar power plants in Texas when the Roserock solar project reaches commercial operation in late 2016, the facility is expected to generate enough energy to power more than 30,000 Texan homes. The electricity generated by the solar power plant will be delivered to Austin Energy pursuant to a 20-year Power Purchase Agreement.

“Cost-competitive, large-scale solar power has enormous potential in Texas,” said Shawn Qu, Chairman and CEO of Canadian Solar Inc. “The Roserock project and Recurrent Energy’s solar project pipeline in the state are each important steps forward as Texas approaches the more than 13 GW of solar that have been forecasted across the state.”

Roserock is being constructed on approximately 1,300 acres in Pecos County in West Texas, utilizing approximately 700,000 Canadian Solar CS6X-P PV solar modules. McCarthy Building Companies serves as the provider of engineering, procurement, and construction services for the project, which is estimated to create 500 local construction jobs. The facility layout was developed in cooperation with mineral operator Apache Corporation.

This transaction represents Recurrent Energy’s second partnership with Southern Power, which also holds a controlling interest in the Tranquillity solar facility in California.

About Recurrent Energy

Recurrent Energy, a subsidiary of Canadian Solar Inc., is redefining what it means to be a mainstream clean energy company, with utility-scale solar plants that provide competitive clean electricity. The company has more than 4 GW of solar projects in development in North America. Additional details are available at: www.recurrentenergy.com

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and a provider of solar energy solutions, Canadian Solar has a geographically diversified pipeline of utility-scale power projects. In the past 14 years, Canadian Solar has successfully deployed over 12 GW of premium quality modules in over 70 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publically listed on NASDAQ since 2006. For additional information about the company, follow Canadian Solar on Facebook, Twitter, LinkedIn, or on the website.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins, business prospects and future quarterly or annual results, particularly the management quotations and the statements in the “Business Outlook” section, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding the previously disclosed SEC investigation as well as general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Germany, Japan, the U.S. and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 23, 2015. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Canadian Solar Inc. Contacts
Investors Relations

Ed Job, CFA

Director, Investor Relations

Canadian Solar Inc.

investors@canadiansolar.com

David Pasquale

Global IR Partners

Tel:  +1-914-337-8801

csiq@globalirpartners.com

Recurrent Energy Media Relations
415-501-9533
PR@RecurrentEnergy.com